UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)1

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

01167P 10 1

(CUSIP Number)

March 14, 20012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 Although Cook Inlet Region, Inc. (“CIRI”) has not purchased any shares of common stock, $0.01 par value per share, of Alaska Communications Systems Group, Inc. (the “Issuer”), since July 6, 1999 (which was prior to the time the Issuer became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended), pursuant to Rule 13d-1(d), CIRI is required to file this Schedule 13G as a result of a reduction in the number of outstanding shares of common stock of the Issuer.  The first time CIRI had any reason to believe it beneficially owned more than 5% of the common stock of the Issuer was March 14, 2001, the date the Issuer filed its annual report on Form 10-K.

CUSIP No. 01167P 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cook Inlet Region, Inc. 92-0042304

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,624,907

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,624,907

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,624,907

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%[3]

12.	Type of Reporting Person (See Instructions) CO (Corporation)

3 Although Cook Inlet Region, Inc. (“CIRI”) has not purchased any shares of common stock, $0.01 par value per share, of Alaska Communications Systems Group, Inc. (the “Issuer”), since July 6, 1999 (which was prior to the time the Issuer became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended), pursuant to Rule 13d-1(d), CIRI is required to file this Schedule 13G as a result of a reduction in the number of outstanding shares of common stock of the Issuer.  The first time CIRI had any reason to believe it beneficially owned more than 5% of the common stock of the Issuer was March 14, 2001, the date the Issuer filed its annual report on Form 10-K.

Item 1.
	(a)	Name of Issuer Alaska Communications Systems Group, Inc.
	(b)	Address of Issuer's Principal Executive Offices 510 L Street Anchorage, Alaska 99501

Item 2.
	(a)	Name of Person Filing Cook Inlet Region, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 2525 C. Street, Suite 500 Anchorage, Alaska 99503
	(c)	Citizenship Alaska
	(d)	Title of Class of Securities Common Stock, $0.01 Par Value Per Share
	(e)	CUSIP Number 01167P 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or Dealer registered under Section 15 of the Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Act.
(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act.
(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e) ☐ An investment advisor registered in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ Group in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,624,907
(b) Percent of class: 5.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,624,907
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,624,907
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2002

COOK INLET REGION, INC.*

By:	/s/ MARK KROLOFF
Mark Kroloff
Chief Operating Officer

* In executing and filing this Schedule 13G, Cook Inlet Region, Inc. does not intend to waive the exemption afforded it under 43 U.S.C. Section 1625.